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C3 CAPITAL, LLC

Exhibit 99.(a)(1)(E)

NEWS RELEASE

Contact: Graham P. Espley-Jones
(949) 719-1166

AFFILIATE OF C3 CAPITAL ANNOUNCES OFFER TO PURCHASE ASSETS OF
AMERICAN RETIREMENT VILLAS PROPERTIES III, L.P.;
TENDER OFFER BY C3 CAPITAL TERMINATED

NEWPORT BEACH -(BUSINESS WIRE)—(OCTOBER 24, 2001)—In response to the tender offer by an affiliate of ARV Assisted Living, Inc. (ARV) (AMEX: SRS) for units of the limited partnership interests of American Retirement Villas Properties III, L.P., C3 Capital, LLC (C3 Capital) announced today that its affiliate, Vintage Senior Housing, LLC made an offer to purchase all of the partnership assets of American Retirement Villas Properties III, L.P., including its two retirement facilities in Chandler, Arizona and Camarillo, California for $19.5 Million. If accepted, this offer could result in an aggregate distribution to the limited partners of approximately $428 per unit.

C3 Capital also announced today it has elected to terminate its tender offer for up to 10,000 units representing limited partnership interests in American Retirement Villas Properties III, L.P. Any units tendered will be returned to unit holders.

Gary L. Davidson, Chairman of C3 Capital, said, "After evaluating the tender offer recently launched by an affiliate of ARV for $360 per unit, our interests and the interests of limited partners will be better served if Vintage Senior Housing, LLC purchased the partnership assets resulting in a potential estimated distribution to limited partners of $428 per unit. This amount represents a $68 per unit or approximately a 19% premium over the ARV tender offer of $360 per unit. It also represents a $45 per unit or approximately a 12% premium over ARV's determination of the partnership's liquidation value of $383 per unit. This is an opportunity for limited partners to receive a liquidating distribution from the partnership."

About C3 Capital, LLC.

C3 Capital, LLC is a company founded by persons formerly affiliated with ARV Assisted Living, Inc., the managing general partner of American Retirement Villas Properties III, L.P. Gary L. Davidson was formerly a general partner and is now a special limited partner of American Retirement Villas Properties III, L.P. Neither Gary L. Davidson nor C3 Capital, LLC or its affiliates are currently affiliated with ARV Assisted Living, Inc. More information regarding C3 Capital and its affiliates is available in C3 Capital's tender offer statement sent to holders of limited partnership units of American Retirement Villas Properties III, L.P. on October 4, 2001.

This news release is for informational purposes only. In the event there is submitted to unit holders of the partnership any matter requiring their vote, proxy or consent, unit holders should read the proxy or consent solicitation statement when it is available because it contains important information. Copies of any proxy or consent statement sent in the future from C3 Capital or its affiliates will be available for free from C3 Capital and will be available on the Securities and Exchange Commission's web site at www.sec.gov.

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AFFILIATE OF C3 CAPITAL ANNOUNCES OFFER TO PURCHASE ASSETS OF AMERICAN RETIREMENT VILLAS PROPERTIES III, L.P.; TENDER OFFER BY C3 CAPITAL TERMINATED